ISSUED ON BEHALF OF REED ELSEVIER PLC

DIRECTOR SHAREHOLDING

We have received notification today that an option over Reed Elsevier PLC ordinary shares has been exercised by Mr M H Armour, a director of the Company, under the Reed Elsevier Group plc "Save-As-You-Earn" Share Option Scheme, following the option reaching its 5-year maturity:-

Details of the exercise are:

Date of Grant	Date of Exercise	No. of shares over which an option has been exercised	Option price paid per share
19 May 1999	5 August 2004	3,924	430p

All of the shares acquired following the exercise were retained by Mr Armour.  As a result of the transaction, Mr Armour now holds an interest in 46,926 Reed Elsevier PLC ordinary shares and 29,846 Reed Elsevier NV ordinary shares.